                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        SCHEDULE 13D AMENDMENT NO. 14

                  Under the Securities Exchange Act of 1934


                             CONE MILLS CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
           --------------------------------------------------------
                         (Title of Class of Securities)


                                   206814 10 5
           --------------------------------------------------------
                                 (CUSIP Number)


                           Albert A. Woodward, Esq.
                        Leonard, Street And Deinard, P.A.
                             150 South Fifth Street
                                   Suite 2300
                          Minneapolis, Minnesota 55402
                                 (612) 335-1500
           --------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                         Notices and Communications)


                                January 30, 2002
           --------------------------------------------------------
                      (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                    (Cover page continued on next 7 pages)

                                  SCHEDULE 13D

                             CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
          MARC H. KOZBERG
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             163,154
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             163,154
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          163,154
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          0.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

                             CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
          DR. DEMETRE NICOLOFF

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             425,217
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             425,217
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          425,217
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          1.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

                             CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
          EDWARD S. ADAMS

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             39,700
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             621,400
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             39,700
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             621,400
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          651,100
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          2.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

                             CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
          TIMOTHY R. DUOOS

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             26,800
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             601,400
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             26,800
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             601,400
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          628,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          2.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

                             CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
          NICOLOFF PROPERTIES PARTNERSHIP
          41-1422867
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          MN
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             122,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             122,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          122,400
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          0.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

                             CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
          ARDELLE NICOLOFF

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             122,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             122,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          122,400
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          0.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

                             CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
          ROBERT C. KLAS, SR.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             474,127
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             474,127
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          474,127
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          1.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

INTRODUCTION

      The Holders originally filed a Schedule 13D relating to Cone Mills Corporation (the "Issuer") on December 16, 1998. The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 16, 1999, September 30, 1999, November 4, 1999, March 9, 2000, July 14, 2000, December 22, 2000,
March 28, 2001, April 26, 2001, June 6, 2001 and November 13, 2001. This filing is the fourteenth amendment to the original Schedule 13D filing.

      The Holders' responses to Items 1 and 3 remain unchanged, and the Holders hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

ITEM 2.  IDENTITY AND BACKGROUND

      This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"). There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment.

      1.    Marc H. Kozberg
      2.    Dr. Demetre Nicoloff
      3.    Robert H. Paymar
      4.    The Temple Company, L.L.P.
      5.    Charmel Limited Partnership
      6.    Charmel Enterprises, Inc.
      7.    Richard Fitzgerald
      8.    Charles Barry
      9.    Melanie Barry
      10.   Marvin W. Goldstein
      11.   Robert C. Klas, Sr.
      12.   Nicoloff Properties Partnership
      13.   VirtualFund.com, Inc.
      14.   Ardelle Nicoloff
      15.   Edward S. Adams
      16.   Timothy R. Duoos

ITEM 4.  PURPOSE OF TRANSACTION.

      The Holders incorporate by reference their disclosures in Item 4 to their original Schedule 13D and prior amendments thereto.

      On January 30, 2002, certain representatives of the Holders met with representatives of the management of the Issuer for the purpose of exploring the possibility of engaging in a business combination transaction involving the Issuer, including the possible acquisition of certain of the Issuer's equity and debt securities. The Holders intend to have further discussions from time to time with the Issuer regarding such possibilities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of February 4, 2002 by each of the Holders is set forth below:

                                            NUMBER OF SHARES             PERCENTAGE OF
                  NAME                      OF COMMON STOCK            OUTSTANDING SHARES
                  ----                      ---------------            ------------------
      Marc H. Kozberg                            163,154                      0.6%
      Dr. Demetre Nicoloff                       425,217                      1.7%
      Robert H. Paymar                           172,904                      0.7%
      The Temple Company, L.L.P.                 142,160                      0.6%
      Charmel Limited Partnership                793,200                      3.1%
      Charmel Enterprises, Inc. (2)              793,200                      3.1%
      Richard Fitzgerald (1)                     142,160                      0.6%
      Charles Barry (1)(2)(6)                  1,035,360                      4.0%
      Melanie Barry (2)                          793,200                      3.1%
      Marvin W. Goldstein (5)                    348,500                      1.4%
      Robert C. Klas, Sr.                        474,127                      1.9%
      Nicoloff Properties Partnership            122,400                      0.5%
      VirtualFund.com, Inc.                      601,400                      2.3%
      Ardelle Nicoloff (3)                       122,400                      0.5%
      Edward S. Adams (4)(7)                     661,100                      2.6%
      Timothy R. Duoos (4)                       628,200                      2.5%

(1) Includes 142,160 shares of Common Stock owned by The Temple Company, L.L.P.
(2) Includes 793,200 shares of Common Stock owned by Charmel Limited Partnership
(3) Includes 121,400 shares of Common Stock owned by Nicoloff Properties Partnership, over which Ms. Nicoloff exercises voting and dispositive control.
(4) Includes 601,400 share of Common Stock owned by VirtualFund.com, Inc., over which Messrs. Adams and Duoos exercise voting and dispositive control.
(5) Includes 2,000 shares of Common Stock held in custodial accounts for which Mr. Goldstein is the custodian.
(6) Includes 100,000 shares of Common Stock held by Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.
(7) Includes 20,000 shares of Common Stock held by Mr. Adams' spouse.

      The Holders' responses to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference. Cover pages have been included in this filing only to the extent a Holder's beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

      According to the Issuer's most recent Form 10-K filing with the SEC, the Issuer had 25,622,816 shares of Common Stock outstanding as of November 5, 2001. The Holders, as of February 4, 2002, collectively own 3,429,062 shares of the Issuer's Common Stock, constituting approximately 13.4% of the Issuer's outstanding voting Common Stock.

      The following transactions by the Holders in Common Stock of the Issuer have not been previously reported by the Holders in a Schedule 13D amendment:

                                                           TYPE OF            NUMBER OF            PRICE/
          NAME                      DATE                 TRANSACTION           SHARES              SHARE
          ----                      ----                 -----------           ------              -----
Robert C. Klas, Sr.               11/13/01                   Buy                  2,300           $1.8126
Edward S. Adams (1)               11/28/01                   Buy                  2,500           $1.85
Edward S. Adams (1)               11/30/01                   Buy                  7,500           $1.80
Demetre Nicoloff                  12/06/01                   Buy                 10,100           $1.79
Timothy R. Duoos                  12/14/01                   Buy                 20,000           $1.78
Nicoloff Properties               12/17/01                   Buy                  1,000           $1.75
Demetre Nicoloff                  12/20/01                   Buy                  1,000           $1.814
Edward S. Adams (1)               12/20/01                   Buy                 10,000           $1.75
Demetre Nicoloff                  12/21/01                   Buy                  1,000           $1.84
Demetre Nicoloff                  12/26/01                   Buy                 10,039           $1.7718
Demetre Nicoloff                  12/27/01                   Buy                    800           $1.75
Marc H. Kozberg                   12/28/01                   Buy                  5,000           $1.82

(1)      Transaction made directly for the account of Mr. Adams' spouse.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Holders formed MK Acquisition, Inc., a Minnesota corporation, to act as their representative in possible transactions involving the Issuer and its securities. In connection therewith, the Holders have subscribed or will subscribe to purchase an aggregate of $30,000 of common stock of MK Acquisition, Inc. and will commit to loan up to an additional $100,000 to MK Acquisition, Inc. The related form of the Proposal and Share Subscription is attached hereto as Exhibit B. Messrs. Kozberg and Adams are the sole officers and directors of MK Acquisition, Inc.

      MK Acquisition, Inc. has engaged Libra Securities, LLC, Los Angeles, California, to assist it in evaluating its alternatives with respect to the Issuer and to provide certain investment banking services.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A -- Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

      Exhibit B -- Form of Proposal and Shares Subscription among Holders and MK Acquisition, Inc.

                                  SIGNATURES

      After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Dated: February 6, 2002


      /s/ Marc H. Kozberg
------------------------------------------
Marc H. Kozberg

      /s/ Demetre Nicoloff
------------------------------------------
Dr. Demetre Nicoloff

      /s/ Edward S. Adams
------------------------------------------
Edward S. Adams

      /s/ Robert H. Paymar
------------------------------------------
Robert H. Paymar

      /s/ Timothy R. Duoos
------------------------------------------
Timothy R. Duoos

      /s/ Ardelle Nicoloff
------------------------------------------
Ardelle Nicoloff

      /s/ Richard Fizgerald
------------------------------------------
Richard Fitzgerald

      /s/ Charles Barry
------------------------------------------
Charles Barry

      /s/ Melanie Barry
------------------------------------------
Melanie Barry

      /s/ Marvin W. Goldstein
------------------------------------------
Marvin W. Goldstein

      /s/ Robert C. Klas, Sr.
------------------------------------------
Robert C. Klas, Sr.

THE TEMPLE COMPANY, L.L.P.

By:   /s/ Charles Barry
   ---------------------------------------
      Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP

By:   Charmel Enterprises, Inc.

      By:   /s/ Charles Barry
         ---------------------------------
            Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:   /s/ Charles Barry
   ---------------------------------------
      Charles Barry, President

NICOLOFF PROPERTIES PARTNERSHIP

By:   /s/ Ardelle Nicoloff
   ---------------------------------------
      Ardelle Nicoloff, general partner

VIRTUALFUND.COM, INC.

By:   /s/ Timothy R. Duoos
   ---------------------------------------
      Timothy R. Duoos, Chairman